UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     001-37597

NORTHSTAR REALTY EUROPE CORP. (Nighthawk Merger Sub LLC as successor by merger to NorthStar Realty Europe Corp.) (Exact Name of Registrant as Specified in its Charter)
c/o CoRE PANEURO 2019 13 S.à.r.l.
121 rue de la Faiencerie
L-1511 Luxembourg
Grand Duchy of Luxembourg
Telephone: +(352) 266-3651
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Nighthawk Merger Sub LLC, as successor by merger to NorthStar Realty Europe Corp., has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 10, 2019

NIGHTHAWK MERGER SUB LLC (as successor by merger to NorthStar Realty Europe Corp.) By: CORE PANEURO 2019 13 S.À.R.L., its sole member

By:	/s/ Sven Rein
Name: Sven Rein
Title: Manager

By:	/s/ Sylvie Reisen
Name: Sylvie Reisen
Title: Manager